GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Great Basin Gold Ltd. (the “Company”) prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). The interim consolidated financial statements of the Company as at September 30, 2009 and for the three and nine month period ended September 30, 2009 and 2008 have been prepared accordance with Canadian GAAP for interim financial reporting and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such principles differ in certain respects from US GAAP. For additional information on material differences between Canadian GAAP and US GAAP, reference should be made to Note 27 “Reconciliation with United States Generally Accepted Accounting Principles” of the Company’s audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, filed with the Securities and Exchange Commission with the Company’s annual report on Form 40-F, as amended.

Had the Company applied US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

	As at September 30	As at December 31
Consolidated Balance Sheets	2009	2008

Total assets under Canadian and US GAAP	$490,847,221	$365,200,482

Total liabilities under Canadian GAAP	$113,850,996	$107,992,527
Adjustments under US GAAP:
Recognize warrants issued for BEE transaction as a liability
(note b)	1,178,815	1,178,815
Mark to market adjustment on warrants – BEE (note b)	(393,941)	(235,638)
Total liabilities under US GAAP	$114,635,870	$108,935,704

Share capital, warrants, contributed surplus and accumulated
other comprehensive income under Canadian GAAP	$634,344,417	$474,475,066
Adjustments under US GAAP:
Stock-based compensation (note a)	2,658,000	2,658,000
Recognize warrants issued for BEE transaction as a liability
(note b)	(1,178,815)	(1,178,815)
Warrants exercised in prior periods	(3,695,159)	(3,695,159)
Share capital, warrants, contributed surplus and
accumulated other comprehensive income under US
GAAP	$632,128,443	$472,259,092

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

	As at September 30	As at December 31
Consolidated Balance Sheets (continued)	2009	2008

Deficit under Canadian GAAP	$(257,348,192)	$(217,267,111)
Adjustments under US GAAP
Stock-based compensation (note a)	(2,658,000)	(2,658,000)
Mark-to-market gain / loss realized on warrants exercised	3,695,159	3,695,159
Mark-to-market adjustment on warrants – BEE (note b)	393,941	235,638
Deficit under US GAAP	$(255,917,092)	$(215,994,314)

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
Consolidated Statements of	September 30	September 30	September 30	September 30
Operations	2009	2008	2009	2008

Loss for the period under Canadian
GAAP	$(16,382,475)	$(31,128,987)	$(40,081,081)	$(81,179,942)
Adjustments under US GAAP
Mark-to-market adjustment on
warrants (note b)	77,064	1,492,954	158,303	(112,721)
Loss for the period under US
GAAP	$(16,305,411)	$(29,636,033)	$(39,922,778)	$(81,292,663)

Other comprehensive (loss) income
under Canadian GAAP and US GAAP	(5,332,834)	(3,531,272)	6,587,448	(4,466,889)
Other comprehensive loss under
US GAAP	$(21,638,245)	$(33,167,305)	$(33,335,330)	$(85,759,552)

Basic and diluted loss per share
for the period under US GAAP	(0.05)	(0.14)	(0.13)	(0.39)

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the period ended September 30, 2009 and 2008.

The Company has evaluated all subsequent events through to November 6, 2009.

(a)	Stock based compensation

In the year ended December 31, 2003 the Company adopted, for US GAAP, the fair value based method of accounting for employee stock-based compensation. The Company adopted the fair value method on a prospective basis from January 1, 2003. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(a)	Stock based compensation (continued)

Prior to 2003, no compensation expense was recognized under US GAAP because the Company accounted for share options using the intrinsic value and the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant.

For the periods ended September 30, 2009 and 2008, there were no differences in stock-based compensation expense in respect of employee and non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As the US GAAP requirements were adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption. In terms of this Statement the cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. Under Canadian GAAP no provision was made for the recognition of the cumulative effect upon adoption of CICA 3870.

(b)	Fair value of financial instruments

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars would be accounted for as a derivative liability, and recorded on the balance sheet as a liability at fair value, with changes in fair value being charged to earnings each period.

During 2007, the Company issued 1,684,312 of such warrants upon the conclusion of the BEE transaction and assigned the issued warrants a value of $1,178,815. At December 31, 2008, the fair value of these warrants was estimated at $943,177 resulting in a mark-to-market adjustment of $235,638 recognized under US GAAP. At September 30, 2009 the fair value of these warrants was estimated at $784,874 resulting in a mark-to-market adjustment of $158,303 recognised under US GAAP. Under Canadian GAAP, the fair value of these warrants was recognized under equity with no fair value adjustment required on the report dates.

(c)	Other

(i) Amounts receivable

The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts receivable:

	As at September 30	As at December 31
	2009	2008
General and value added sales taxes	$1,393,612	$1,415,918
Trade debtors	818,202	1,812,550
Other receivables	87,814	189,226
Deposit	-	1,523,256
	$2,299,628	$4,940,950

(ii)	Amounts payable and accrued liabilities

The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts payable and accrued liabilities:

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(c)	Other (continued)

	(ii)	Amounts payable and accrued liabilities (continued)

	As at September 30	As at December 31
	2009	2008
Accounts payable	$7,859,672	$12,250,484
Accrued liabilities
Burnstone	9,078,634	7,099,680
Hollister	5,520,563	4,277,431
Other	535,801	784,221
Annual bonuses	1,350,442	1,864,746

	$24,345,112	$26,276,562

(d)	Additional disclosures

The Company meets the definition of a development stage enterprise under both Canadian and US GAAP. Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with the measurement and disclosure requirements for development stage enterprises.

Under US GAAP, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities. Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to September 30, 2009 are presented as follows:

Period from January 1, 1998 to
Consolidated statement of operations and deficit	September 30, 2009
Mineral property exploration, development and reclamation	$(203,261,037)
General and administration, salaries, professional fees and other	(87,613,569)
Other income	46,077,268
Net loss for the period from January 1, 1998 to September 30, 2009, being the deficit accumulated during the exploration, pre-development and
development stages	(244,797,338)
Opening deficit accumulated during the development stage, January 1, 1998	(11,119,754)
Ending deficit accumulated during the development stage, September 30, 2009	$(255,917,092)

Period from January 1, 1998
Consolidated statements of cash flows	to September 30, 2009

Operating activities	$(218,262,694)
Investing activities	(228,349,142)
Financing activities	498,391,920
Increase in cash and cash equivalents	$51,780,084
Cash and cash equivalents - January 1, 1998	1,922,206
Acquired through business acquisitions	4,512,119
Foreign exchange	(2,276,040)
Cash and cash equivalents - September 30, 2009	$55,938,369

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(d)	Additional disclosures (continued)

Consolidated statements of change in equity

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$		$	$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	–	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	–	201,156
Loss for the year	-	–	–	–	–	(6,819,118)	–	(6,819,118)
Stock based compensation	-	–	–	–	372,000	–	–	372,000

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	–	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	–	3,606,250
Loss for the year	-	–	–	–	–	(6,313,029)	–	(6,313,029)
Stock based compensation	-	–	–	–	1,385,000	–	–	1,385,000

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	–	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	–	9,299,145
Loss for the year	-	–	–	–	–	(11,346,645)	–	(11,346,645)
Stock based compensation	-	–	–	–	41,000	–	–	41,000

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	–	22,184,114

Share issuance costs	-	–	(31,245)	–	–	–	–	(31,245)
Loss for the year	-	–	–	–	–	(9,924,906)	–	(9,924,906)
Stock based compensation	-	–	–	–	860,000	–	–	860,000

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(d)	Additional disclosures (continued)

Consolidated statements of change in equity (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	–	7,891,385
Warrants issued for mineral property	-	–	–	295,000	–	–	–	295,000
Stock based compensation	-	–	–	–	374,627	–	–	374,627
Loss for the year	-	–	–	–	–	(4,792,089)	–	(4,792,089)

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	–	13,800,000
Fair value of stock options exercised	-	–	430,000	–	(430,000)	–	–	–
Loss for the year	-	–	–	–	–	(13,043,469)	–	(13,043,469)
Stock based compensation	-	–	–	–	2,131,739	–	–	2,131,739
Exercise of warrants - fair value	-	–	7,019,962	–	–	–	–	7,019,962

Balance, December 31, 2003		72,639,907	110,312,680	295,000	4,734,366	(63,359,010)	–	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	–	32,780,000
Fair value of stock options exercised	-	–	239,915	–	(239,915)	–	–	–
Loss for the year	-	–	–	–	–	(3,695,616)	–	(3,695,616)
Warrants expired unexercised	-	–	–	(221,250)	221,250	–	–	–
Exercise of warrants - fair value	-	–	73,750	(73,750)	–	–	–	–
Stock based compensation	-	–	–	–	2,473,354	–	–	2,473,354

Balance, December 31, 2004		86,613,379	148,161,415	–	7,189,055	(67,054,626)	–	88,295,844

Exercise of warrrants	0.91	5,500,000	5,018,062	–	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	–	1,509,120
Exercise of warrants - fair value	-	–	2,844,879	–	–	–	–	2,844,879
Stock base compensation	-	–	–	–	476,156	–	–	476,156
Loss for the year	-	–	–	–	–	(1,518,771)	–	(1,518,771)

Balance, December 31, 2005		93,685,379	157,533,476	–	7,665,211	(68,573,397)	–	96,625,290

Exercise of options	1.49	1,193,000	1,782,510	–	–	–	–	1,782,510

Shares issued for cash net of issue costs	2.25	11,200,000	23,058,915	–	–	–	–	23,058,915
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	–	7,600,000
Fair value of stock options exercised	-	–	753,849	–	(753,849)	–	–	–
Compensation warrants	-	–	–	159,000	–	–	–	159,000
Stock based compensation	-	–	–	–	3,610,110	–	–	3,610,110
Loss for the year	-	–	–	–	–	(11,478,000)	–	(11,478,000)

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(d)	Additional disclosures (continued)

Consolidated statements of change in equity (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

Adoption of accounting policy	-	–	–	–	–	–	64,811	64,811
Exercise of options	1.69	3,015,830	5,111,184	–	–	–	–	5,111,184
Shares issued for cash net of issue costs	2.11	57,500,000	121,427,869	–	–	–	–	121,427,869
Shares issued for Hecla Ventures Corp.	2.48	7,930,214	19,666,931	–	–	–	–	19,666,931

Shares issued for Tranter Burnstone Pty Ltd	1.82	19,938,650	36,323,195	–	–	–	–	36,323,195
Share purchase warrants exercised	2.16	1,599,495	3,459,187	–	–	–	–	3,459,187
Fair value of stock options exercised	-	–	2,005,064	–	(2,005,064)	–	–	–
Compensation warrants exercised	-	–	141,582	(141,582)	–	–	–	–
Compensation warrants expired	-	–	–	(17,418)	17,418	–	–	–
Fair value of warrants exercised	-	–	547,107	–	–	–	–	547,107

Warrants issued persuant to share issuance	-	–	–	16,210,226	–	–	–	16,210,226
Stock based compensation	-	–	–	–	5,633,276	–	–	5,633,276
Loss for the year	-	–	–	–	–	(51,509,832)	–	(51,509,832)

Fair value adjustment - financial instruments	-	–	–	–	–	–	538,061	538,061
Mark-to-market fair value adjustment	-	–	–	–	–	–		–

Balance, December 31, 2007		203,395,902	386,444,552	16,210,226	14,167,102	(131,561,229)	602,872	285,863,523

Fair value of options exercised		-	2,076,452	-	(2,076,452)	-	-	-
Fair value of warrants exercised		-	545,894		-	-	-	545,894
Share purchase options exercised	2.07	2,250,386	4,655,242	-	-	-	-	4,655,242
Shares issued to CW Properties LLC,
February 2008	2.97	10,000	29,700	-	-	-	-	29,700
Shares issued for Rusaf Gold Limited, April
2008	3.45	6,613,636	22,787,802	-	-	-	-	22,787,802
Shares issued for Rusaf Gold Limited, July
2008	3.49	22,041	76,923	-	-	-	-	76,923
Shares issued for Puma Gold (Pty) Ltd, July
2008	3.57	1,862,354	6,648,604	-	-	-	-	6,648,604
Rusaf share purchase warrants exercised,
October 2008	1.38	13,333	18,409
Share purchase warrants exercised	1.68	998,890	1,677,909	-	-	-	-	1,677,909
Warrants issued persuant to Senior Secured
Notes				6,616,856	-	-	-	6,616,856
Stock based compensation		-	-	-	10,411,804	-	-	10,411,804
Options and warrants issued on acquisition of
Rusaf Gold Limited		-	-	-	1,755,067	-	-	1,755,067
Loss for the period		-	-	-		(84,433,085)	-	(84,433,085)
Unrealized (loss) gain on available-for-sale
financial instruments		-	-	-	-	-	(2,701,256)	(2,701,256)
Accumulated unrealized loss on foreign
exchange translation of self-sustaining foreign
operations		-	-	-	-	-	2,311,387	2,311,387

Balance, December 31, 2008		215,166,542	424,961,487	22,827,082	24,257,521	(215,994,314)	213,003	256,264,779

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(d)	Additional disclosures (continued)

Consolidated statements of change in equity (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed	Retained	comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2008		215,166,542	424,961,487	22,827,082	24,257,521	(215,994,314)	213,003	256,264,779

Equity line: shares issued for cash, net of
share issue costs	1.37	2,846,800	3,910,984	-	-	-	-	3,910,984
Public offering: shares issued for cash, net of
share issue costs	1.15	115,000,000	132,699,566	5,307,983	-	-	-	138,007,549
Options exercised	2.01	654,169	1,314,766	-	(463,755)	-	-	851,011
Shares issued for mineral properties	1.76	20,000	35,200	-	-	-	-	35,200
Warrants expired	-	-	-	(16,210,226)	16,210,226	-	-	-
Stock-based compensation	-	-	-	-	10,477,159	-	-	10,477,159
Loss for the period	-	-	-	-	-	(39,922,778)	-	(39,922,778)
Unrealized gain (loss) on available-for-sale
financial instruments	-	-	-	-	-	-	1,362,291	1,362,291
Accumulated unrealized gain on foreign
exchange translation of self-sustaining
operations	-	-	-	-	-	-	5,225,157	5,225,157

Balance, September 30, 2009		333,687,511	562,922,003	11,924,839	50,481,151	(255,917,092)	6,800,451	376,211,352

(e)	Impact of recent United States accounting pronouncements

	(i)	FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

ASC 805, Business Combinations improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of ASC 805 cannot be determined until such time as the Company completes a business combination.

(ii)	FASB Accounting Standard Codification (“ASC”) No. 815, Derivatives and Hedging (“ASC 815”)

The FASB issued ASC 815, Derivatives and Hedging, which revises disclosure requirements for derivative instruments and hedging activities. It requires disclosure by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument and requires an additional disclosure about the current status of the payment/performance risk of a guarantee. The Standard is effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The adoption of this Standard had no significant impact on the Company’s financial statements.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(e)	Impact of recent United States accounting pronouncements (continued)

	(iii)	FASB Accounting Standard Codification (“ASC”) No. 855, Subsequent events (“ASC 855”)

The FASB issued ASC 855, Subsequent events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Standard is effective for interim or annual periods ending after June 15, 2009 and its adoption had no impact on the Company’s financial statements.

(iv)	FASB Accounting Standards Codification (“ASC”) No. 105, Generally Accepted Accounting Principles (“ASC 105”)

The FASB issued ASC 105, Generally Accepted Accounting Principles, which identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities presented in conformity with US GAAP. It is effective for interim and annual periods ending after September 15, 2009. The adoption of this Standard will be applied prospectively.

(v)	FSAB Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”)

The FASB issued ASC 825, Financial Instruments, which requires disclosures about fair value of financial instruments in interim financial statements of public companies (rather than just annually), and requires those disclosures in summarized financial information at interim periods. ASC 825 is effective for periods ending after June 15, 2009. The adoption of this Standard had no significant impact of the Company’s financial statements.

(vi)	FSAB Accounting Standards Codification (“ASC”) 325 – Investments – Other (“ASC 325”)

ASC 325, Investments – Other, is effective for interim and annual reporting periods ending after December 15, 2008. The goal is to achieve a more consistent determination of whether an other-than-temporary impairment has occurred and reemphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in ASC 815. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

(vii)	FSAB Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements and Disclosures (“ASC 820”)

This Standard provides additional guidance to highlight and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, a reporting entity must disclose any changes in valuation techniques and related inputs resulting from the application of this Standard, and quantify the total effect of the change in valuation techniques and related inputs, if practicable, by major category. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(e)	Impact of recent United States accounting pronouncements (continued)

	(viii)	FSAB Accounting Standards Codification (“ASC”) 320 – Investments – Debt and Equity disclosures (“ASC 320”)

ASC 320 changed (1) the method for determining whether an other-than-temporary impairment exists for debt securities and (2) the amount of an impairment charge to be recorded in earnings. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, an entity must provide the disclosures required by FASB Statement No. 154, Accounting Changes and Error Corrections, for changes in accounting principles. The adoption of this Standard had no impact on the Company’s results of operations and financial position.